

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2011

Via Email
R. David Alexander, Jr.
Chief Executive Officer
Citi Trends, Inc.
104 Coleman Blvd.
Savannah, GA 31408

> **Re: Citi Trends, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed April 13, 2011**
> **File No. 000-51315**

Dear Mr. Alexander:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 29, 2011

Management's Discussion and Analysis

Overview, page 20

1. We note you prominently display EBITDA in your management overview and consider such measure to "[y]our most important operating statistic." Considering such measure is not mentioned anywhere else in your Exchange Act filings, in your press releases or during your investor conference calls, please (i) confirm in future filings you will revise your disclosure to explicitly clarify the reasons why you believe that presentation of EBITDA (and Adjusted EBITDA in your July 30, 2011 Form 10-Q) provides useful information to investors regarding your financial condition and results of operations and (ii) provide us with draft disclosure of your planned revisions. Refer to Item 10(e)(i)(C) of Regulation S-K. We may have additional comments upon review of such disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at 202 551-3774 or Brian Bhandari at 202 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant